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                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                 SCHEDULE 13E-3
                        Rule 13E-3 Transaction Statement
       (Pursuant to Section 13(e) of the Securities Exchange Act of 1934)

                               ASA HOLDINGS, INC.
                                (Name of Issuer)

                              DELTA AIR LINES, INC.
                         DELTA AIR LINES HOLDINGS, INC.
                                 DELTA SUB, INC.
                      (Name of Person(s) Filing Statement)

                             --------------------

                          Common Stock, $0.10 Par Value
                         (Title of Class of Securities)

                             --------------------

                                   04338Q 10 7
                      (CUSIP Number of Class of Securities)

                             --------------------

                            Robert S. Harkey, Esquire
                     Senior Vice President - General Counsel
                              Delta Air Lines, Inc.
                    Hartsfield Atlanta International Airport
                                Atlanta, GA 30320
                                 (404) 715-2387
   (Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications on Behalf of Person(s) Filing Statement)

                             --------------------
                                 With Copies to:

                                 Joseph Rinaldi
                              Davis Polk & Wardwell
                              450 Lexington Avenue
                               New York, NY 10017
                                 (212) 450-4000

This statement is filed in connection with (check the appropriate box):

a. [_] The filing of solicitation materials or an information statement subject to Regulation 14A, Regulation 14C or Rule 13e-3(c) under the Securities Exchange Act of 1934.

b. [_] The filing of a registration statement under the Securities Act of 1933.

c. [X]   A tender offer.

d. [_]   None of the above.

       Check the following box if the soliciting materials or information statement referred to in checking box (a) are preliminary copies: [_]

                            CALCULATION OF FILING FEE
================================================================================
    Transaction Valuation*                         Amount of Filing Fee**
================================================================================
        $720,965,818                                     $144,193
================================================================================

* Calculated by multiplying $34.00, the per share tender offer price, by 20,528,177, which represents (i) the sum of the number of shares of common stock outstanding on February 19, 1999 (excluding shares of common stock already owned by Delta Air Lines, Inc. and its affiliates) plus (ii) the 676,700 shares of common stock subject to options which were vested and exercisable as of February 19, 1999.
**  Calculated as 1/50 of 1% of the transaction value.

[X] Check box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the form or schedule and the date of its filing.

Amount previously paid:   $144,193         Filing party:  Delta Air Lines, Inc.
Form or registration no.: Schedule 14D-1   Date filed: February 22,1999
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                                  INTRODUCTION

     This Rule 13e-3 Transaction Statement on Schedule 13E-3 (the "Schedule 13E-3") is being filed by (i) Delta Air Lines, Inc., a Delaware corporation ("Delta"), (ii) Delta Sub, Inc., a Georgia corporation ("Delta Sub") and an indirect wholly-owned subsidiary of Delta and (iii) Delta Air Lines Holdings, Inc., a Delaware corporation ("Delta Holdings") and a direct wholly-owned subsidiary of Delta, pursuant to Section 13(e) of the Securities Exchange Act of 1934, as amended, and Rule 13e-3 thereunder in connection with the tender offer by Delta Sub for all of the issued and outstanding shares (the "Shares") of common stock, $0.10 par value per share, of ASA Holdings, Inc. ("ASA") upon the terms and subject to the conditions set forth in the Offer to Purchase dated February 22, 1999 (the "Offer to Purchase") and the related Letter of Transmittal (which together constitute the "Offer"), copies of which are filed as Exhibits (d)(1) and (d)(2) hereto, respectively.

     The following Cross Reference Sheet, prepared pursuant to General Instruction F to Schedule 13E-3, shows the location in the Tender Offer Statement on Schedule 14D-1 filed by Delta, Delta Sub and Delta Holdings (the "Schedule 14D-1") with the Securities and Exchange Commission on the date hereof of the information required to be included in this Schedule 13E-3. The information set forth in the Schedule 14D-1, including all exhibits thereto, is hereby expressly incorporated herein by reference as set forth in the Cross Reference Sheet and the responses in this Schedule 13E-3, and such responses are qualified in their entirety by reference to the information contained in the Offer to Purchase and the schedules and annexes thereto.

     The information contained in this Schedule 13E-3 concerning ASA, including, without limitation, the deliberations of ASA's Board of Directors in connection with the transaction, the opinion of ASA's financial advisor and ASA's capital structure and historical financial statements and projections, was supplied by ASA. None of Delta, Delta Sub or Delta Holdings takes responsibility for the accuracy of such information.

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                              CROSS REFERENCE SHEET


                                                               WHERE LOCATED IN
ITEM IN SCHEDULE 13E-3                                          SCHEDULE 14D-1
----------------------                                          --------------
Item 1(a) ..................................................      Item 1(a)
Item 1(b) ..................................................      Item 1(b)
Item 1(c) ..................................................      Item 1(c)
Item 1(d) ..................................................          *
Item 1(e) ..................................................          *
Item 1(f) ..................................................          *
Item 2(a) ..................................................      Item 2(a)
Item 2(b) ..................................................      Item 2(b)
Item 2(c) ..................................................      Item 2(c)
Item 2(d) ..................................................      Item 2(d)
Item 2(e) ..................................................      Item 2(e)
Item 2(f) ..................................................      Item 2(f)
Item 2(g) ..................................................      Item 2(g)
Item 3(a)(1) ...............................................      Item 3(a)
Item 3(a)(2) ...............................................      Item 3(b)
Item 3(b) ..................................................          *
Item 4 .....................................................          *
Item 5 .....................................................      Item 5
Item 6(a) ..................................................      Item 4(a)
Item 6(b) ..................................................          *
Item 6(c) ..................................................      Item 4(b)
Item 6(d) ..................................................          *
Item 7(a) ..................................................      Item 5
Item 7(b) ..................................................          *
Item 7(c) ..................................................          *
Item 7(d) ..................................................          *
Item 8 .....................................................          *
Item 9 .....................................................          *
Item 10 ....................................................      Item 6
Item 11 ....................................................      Item 7
Item 12 ....................................................          *
Item 13 ....................................................          *
Item 14 ....................................................          *
Item 15(a) .................................................          *
Item 15(b) .................................................      Item 8
Item 16 ....................................................      Item 10(f)
Item 17 ....................................................      Item 11

----------------
*    The Item is located in the Schedule 13E-3 only.

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Item 1.   Issuer and Class of Security Subject to the Transaction

     (a)-(c) The response to Item 1(a)-(c) of the Schedule 14D-1 is incorporated herein by reference.

     (d) The information set forth in the Offer to Purchase under "Special Factors--The Merger Agreement" and "The Tender Offer--Price Range of Shares; Dividends" is incorporated herein by reference.

     (e) Not applicable.

     (f) The information set forth in the Offer to Purchase under "The Tender Offer -- Certain Information Concerning ASA--Repurchases of Shares by ASA" is incorporated herein by reference.

Item 2.   Identity and Background

     (a)-(g) This Statement is filed by Delta, Delta Sub and Delta Holdings. The response to Item 2 of the Schedule 14D-1 is incorporated herein by reference.

Item 3.   Past Contacts, Transactions or Negotiations

     (a)(1) and (a)(2) The response to Item 3 of the Schedule 14D-1 is incorporated herein by reference.

     (b)  Not applicable.

Item 4.   Terms of the Transaction

     (a) The information set forth in the Offer to Purchase on the cover page thereof and under "Introduction", "Special Factors--Background of the Offer", "Special Factors--The Merger Agreement", "The Tender Offer--Terms of the Offer", "The Tender Offer--Acceptance for Payment and Payment for Shares", "The Tender Offer--Procedures for Accepting the Offer and Tendering Shares", "The Tender Offer--Withdrawal Rights", "The Tender Offer--Dividends and Distributions", "The Tender Offer--Certain Conditions of the Offer" and "The Tender Offer--Certain Legal Matters; Regulatory Approvals" is incorporated herein by reference.

     (b) The information set forth in the Offer to Purchase under "Special Factors--Interests of Certain Persons in the Offer and the Merger" is incorporated herein by reference.

Item 5.   Plans or Proposals of the Issuer or Affiliate

     (a)-(g) The response to Item 5 of the Schedule 14D-1 is incorporated herein by reference.

Item 6.   Source and Amount of Funds or Other Consideration

     (a) The response to Item 4(a) of the Schedule 14D-1 is incorporated herein by reference.

     (b) The information set forth in the Offer to Purchase under "The Tender Offer--Fees and Expenses" is incorporated herein by reference.

     (c) The response to Item 4(b) of the Schedule 14D-1 is incorporated herein by reference.

     (d) Not applicable.

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Item 7.   Purpose(s), Alternatives, Reasons and Effects

     (a) The information set forth under "Special Factors--Purpose and Structure of the Offer and the Merger; Reasons of Delta for the Offer and the Merger", "Special Factors--Plans for ASA after the Offer and the Merger" and "Special Factors--Position of Delta, Delta Sub and Delta Holdings Regarding Fairness of the Offer and the Merger" is incorporated herein by reference.

     (b) The information set forth in the Offer to Purchase under "Special Factors--Background of the Offer", "Special Factors--Recommendation of the ASA Board; Fairness of the Offer and the Merger" and "Special Factors--Purpose and Structure of the Offer and the Merger; Reasons of Delta for the Offer and the Merger" is incorporated herein by reference.

     (c) The information set forth in the Offer to Purchase under "Introduction", "Special Factors--Background of the Offer", "Special Factors--Recommendation of the ASA Board; Fairness of the Offer and the Merger", "Special Factors--Purpose and Structure of the Offer and the Merger; Reasons of Delta for the Offer and the Merger", "Special Factors--Position of Delta, Delta Sub and Delta Holdings Regarding Fairness of the Offer and the Merger" and "Special Factors--Plans for ASA After the Offer and the Merger" is incorporated herein by reference.

     (d) The information set forth in the Offer to Purchase under "Introduction", "Special Factors--Background of the Offer", "Special Factors--Recommendation of the ASA Board; Fairness of the Offer and the Merger", "Special Factors--Purpose and Structure of the Offer and the Merger; Reasons of Delta for the Offer and the Merger", "Special Factors--Position of Delta, Delta Sub and Delta Holdings Regarding Fairness of the Offer and the Merger", "Special Factors--Plans for ASA After the Offer and the Merger", "Special Factors--Interests of Certain Persons in the Offer and the Merger", "The Tender Offer--Certain Federal Income Tax Consequences" and "The Tender Offer--Certain Effects of the Offer" is incorporated herein by reference.

Item 8.   Fairness of the Transaction

     (a)-(e) The information set forth in the Offer to Purchase under "Introduction", "Special Factors--Background of the Offer ", "Special Factors--Recommendation of the ASA Board; Fairness of the Offer and the Merger", "Special Factors--Position of Delta, Delta Sub and Delta Holdings Regarding Fairness of the Offer and the Merger" and "Special Factors--Purpose and Structure of the Offer and the Merger; Reasons of Delta for the Offer and the Merger" is incorporated herein by reference.

     (f)  Not applicable.

Item 9.   Reports, Opinions, Appraisals And Certain Negotiations

     (a)-(c) The information set forth in the Offer to Purchase under "Special Factors--Background of the Offer", "Special Factors--Recommendation of the ASA Board; Fairness of the Offer and the Merger", "Special Factors--Opinion of Financial Advisor to the ASA Board" and "Special Factors--Position of Delta, Delta Sub and Delta Holdings Regarding Fairness of the Offer and the Merger" and Exhibit (b)(1) hereto is incorporated herein by reference.

Item 10.  Interest in Securities of the Issuer

     (a)-(b)The response to Item 6 of the Schedule 14D-1 is incorporated herein by reference.

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     Item 11. Contracts, Arrangements or Understandings with Respect to the
Issuer's Securities

     The response to Item 7 of the Schedule 14D-1 is incorporated herein by reference.

Item 12. Present Intention and Recommendation of Certain Persons with Regard to the Offer and the Merger

     (a)-(b) The information set forth in the Offer to Purchase under "Introduction", "Special Factors--Background of the Offer", "Special Factors--Recommendation of the ASA Board; Fairness of the Offer and the Merger" and "Special Factors--Interests of Certain Persons in the Offer and the Merger" is incorporated herein by reference.

Item 13.  Other Provisions of the Offer and the Merger

     (a) The information set forth in the Offer to Purchase under "Special Factors--Rights of Shareholders in the Offer and the Merger", "Special Factors--The Merger Agreement" and in Exhibits (c)(2) and (e) to this Schedule 13E-3 is incorporated herein by reference.

     (b) Not applicable.

     (c) Not applicable.

Item 14.  Financial Information

     (a) The information set forth in the Offer to Purchase under "The Tender Offer--Certain Information Concerning ASA" and "The Tender Offer--Price Range of Shares; Dividends" is incorporated herein by reference.

     (b) Not applicable.

Item 15.  Persons and Assets Employed, Retained or Utilized

     (a) The information set forth in the Offer to Purchase under "Special Factors--Background of the Offer", "Special Factors--Recommendation of the ASA Board; Fairness of the Offer and the Merger", "Special Factors--Plans for ASA After the Offer and the Merger" and "The Tender Offer--Certain Effects of the Offer" is incorporated herein by reference.

     (b) The response to Item 8 of the Schedule 14D-1 is incorporated herein by reference.

Item 16.  Additional Information

     The response to Item 10(f) of the Schedule 14D-1 is incorporated herein by reference.

Item 17.  Material to Be Filed as Exhibits

       (a)(1) Credit Agreement dated as of May 2, 1997 among Delta, Certain Banks and NationsBank, N.A. (South), as agent bank. (Incorporated herein by reference to Exhibit 4.7 of Delta's Annual Report on Form 10-K for the year ended June 30, 1997).

       (b)(1) Opinion of Morgan Stanley & Co. Incorporated dated February 15, 1999.

       (b)(2) Presentation of Morgan Stanley & Co. Incorporated dated February 15, 1999.

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       (c)(1) Stock Purchase Agreement dated May 28, 1986, between Delta and
              Atlantic Southeast Airlines, Inc. (Incorporated herein by reference to Exhibit 1 of Delta's Schedule 13D filed on June 6,
              1986).

       (c)(2) Stock Agreement among Delta, Atlantic Southeast Airlines, Inc. and ASA dated as of March 17, 1997.*

       (c)(3) Agreement and Plan of Merger, dated as of February 15, 1999, among ASA, Delta and Delta Sub. (Incorporated herein by reference to Exhibit 99.3 of Amendment No. 3 to Delta's Schedule 13D filed on February 15, 1999.)

       (c)(4) Shareholders Agreement dated as of February 15, 1999, among Delta and certain shareholders of ASA. (Incorporated herein by reference to Exhibit 99.4 of Amendment No. 3 to Delta's Schedule 13D filed on February 15, 1999.)

       (d)(1) Offer to Purchase dated February 22, 1999.*

       (d)(2) Letter of Transmittal sent to holders of Shares.*

       (d)(3) Notice of Guaranteed Delivery.*

       (d)(4) Letter from Goldman, Sachs & Co. to Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees.*

       (d)(5) Letter to Clients for Use by Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees.*

       (d)(6) Guidelines for Certification of Taxpayer Identification Number on Substitute Form W-9.*

       (d)(7) Summary Advertisement as published in The Wall Street Journal on February 22, 1999.*

       (d)(8) Text of Press Release issued by Delta on February 16, 1999.*


       (e) Article 13 of the Georgia Business Corporation Code relating to dissenting shareholders.

       (f)    Not applicable.

-----------------------
* Incorporated by reference to the Statement on Schedule 14D-1 filed by Delta, Delta Holdings and Delta Sub on February 22, 1999.

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        After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

February 22, 1999

                                 DELTA AIR LINES, INC.


                                 By: /s/ Maurice W. Worth
                                 -----------------------------------------------
                                     Name:  Maurice W. Worth
                                     Title: Chief Operating Officer



                                 DELTA AIR LINES HOLDINGS, INC.


                                 By: /s/ Leslie P. Klemperer
                                 -----------------------------------------------
                                     Name:  Leslie P. Klemperer
                                     Title: Vice President and Secretary



                                 DELTA SUB, INC.


                                 By: /s/ Dean C. Arvidson
                                 -----------------------------------------------
                                     Name:  Dean C. Arvidson
                                     Title: Secretary

                                  EXHIBIT INDEX


Exhibit No.                          Description
-----------                          -----------

(b)(1)  Opinion of Morgan Stanley & Co. Incorporated dated February 15, 1999.

(b)(2)  Presentation of Morgan Stanley & Co. Incorporated dated February 15,
        1999.

(e) Article 13 of the Georgia Business Corporation Code relating to dissenting shareholders.